Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong _____________________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

July 25, 2023

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Kathleen Collins Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 17, 2023 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2023 (the “July 11 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 17, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the July 11 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	kathryn kING sudol	christopher k.s. wong

resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
July 25, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.	Please revise here to include the proposed disclosures provided in paragraph 1 of the response to comment 3 in your December 30, 2022 letter.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise on or about page 5 of “Item 3. Key Information” to include an updated version of the proposed disclosures provided in paragraph 1 of the response to comment 3 in its December 30, 2022 response letter, consistent with the changes set forth in Annex A.

Cash Flows through our Organization, page 6

2.	Please revise to include the proposed disclosures provided in comment 2 of your December 30, 2022 response letter. In this regard, quantify and discuss any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer including their tax consequences, if any, for each period presented.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise on or about page 6 under “Cash Flows through our Organization” to include an updated version of the proposed disclosures provided in comment 2 of its December 30, 2022 response letter, consistent with the changes set forth in Annex A.

The Company has supplemented such proposed disclosures to quantify and discuss any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer including their tax consequences for each period presented. The Company respectfully advises the Staff that since the Company disposed of its VIE structure by the end of 2021, there is no such VIE-related data available for 2022.

Holding Company Structure, page 6

3.	Please revise to improve legibility by increasing the font size of the text in your organization chart here and on page 58.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F, the Company will revise to improve legibility by increasing the font size of the text in its organization chart on or about page 6 under “Holding Company Structure” and on or about page 58. The proposed revised chart is set forth in Annex A.

Simpson Thacher & Bartlett
July 25, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

Item 5. Operating and Financial Review and Prospects Results of Operations The year ended December 31, 2021 compared with the year ended December 31, 2020, page 67

4.	Please revise to discuss the reasons for the negative profit margins in your mining pool segment as disclosed in Note 24 and explain whether you anticipate this trend to continue in future periods. We refer to comment 11 in your September 6, 2022 response letter.

In response to the Staff’s comment, in the Company’s future filings, the Company will revise to discuss the reasons for the negative profit margins in its mining pool segment as disclosed in Note 24 and explain whether it anticipates this trend to continue in future periods. The proposed disclosures on or about page 65 are set forth below.

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

For the year ended December 31, 2022, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$593.2 million, the cryptocurrency mining business of US$46.8 million and the data center business of US$10.0 million. For the year ended December 31, 2021, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$1,275.1 million, the cryptocurrency mining business of US$39.4 million, and the data center business of US$11.8 million.

Operating cost and expenses

Cost of revenue. For the year ended December 31, 2022, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$600.7 million, the cryptocurrency mining business of US$42.0 million and the data center business of US$14.2 million. For the year ended December 31, 2021, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$1,283.9 million, the cryptocurrency mining business of US$23.8 million, and the data center business of US$14.3 million.

Simpson Thacher & Bartlett
July 25, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

The gross losses for the years ended December 31, 2022 and 2021 were US$7.5 million and US$8.8 million for the mining pool business, and US$4.2 million and US$2.4 million for the data center business. The gross profits for the years ended December 31, 2022 and 2021 were US$4.9 million and US$15.6 million for the cryptocurrency mining business.

Regarding the mining pool business, for the year ended December 31, 2022, US$492.2 million revenues included in the revenue from mining pool segment were recognized from primary mining pool services. Such revenues include block rewards and transaction verification fees from successful block placements. The Company also generates revenues from sub mining pool services, where the Company contributes a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pool operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks. For the year ended December 31, 2021, the entire revenues included in the revenue from mining pool segment were recognized from primary mining pool services. Cost of mining pool services primarily consists of mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool.

For primary mining pool services, the Company receives from the blockchain the actual block rewards and distributes to the Company’s mining pool participants based on expected block rewards. In other words, under the sharing mechanisms adopted by the Company for its primary mining pool services, the mining pool participants are entitled to the compensation regardless of whether the Company successfully records a block. Such variability when the actual block rewards are different from the expected block rewards within the mining pool is referred as the lucky index. The negative profit margin in the mining pool segment was mainly caused by fluctuation in the lucky index. During certain periods in 2021 and 2022, the primary mining pool services had a lucky index below 100% and had to distribute more block rewards to the mining pool participants than the actual blocks it received. The fluctuation in lucky index is largely a result of the randomness and uncertainty inherent in the primary mining pool services. As such, for primary mining pool services, the Company is unable to predict whether this trend would continue in future periods.

In order to mitigate the impact of fluctuation in the lucky index, during 2022, the Company entered into the sub mining pool services. As the Company is entitled to considerations from the third-party mining pool operators regardless of whether the third-party mining pool operators successfully validate the blocks, the Company generated positive gross margin from sub mining pool services during the year ended December 31, 2022. The Company expects to maintain its cooperation with the third-party mining pool operators, as a result, the Company does not expect negative profit margins from its sub mining pool services in future periods. However, the Company is unable to predict the trend for its overall mining pool segment.

With regards to the cryptocurrency mining business, the gross profits are largely driven by the cryptocurrency prices.

For the data center business, revenues are generated from providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services. Cost of revenue is primarily comprised of direct production cost related to data center service as well as depreciation and amortization of the data centers. The gross losses of data center business for the year ended December 31, 2022 were mainly attributable to continuous declines in cryptocurrency prices since the second quarter of 2022, which led its customers to suspend their cryptocurrency mining operations, resulting in fewer revenues generated. The gross losses of data center business for the year ended December 31, 2021 were mainly due to the closure and demolition of data centers in Sichuan, China in June 2021, and the depreciation and amortization costs related to the construction of Ohio data center since October 2021 while the revenues generated from such date center during the year ended December 31, 2021 were limited. Due to the fluctuation in cryptocurrency prices, the Company is unable to predict whether the negative gross margin of the data center business would continue in future periods.

Simpson Thacher & Bartlett
July 25, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

The year ended December 31, 2021 compared with the year ended December 31, 2020

Operating cost and expenses

Cost of revenue.  For the year ended December 31, 2021, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$1,283.9 million, the cryptocurrency mining business of US$23.8 million and the data center business of US$14.3 million. The respective gross loss was US$8.8 million for the mining pool business, US$2.4 million for the data center business, and gross profit of US$15.6 million for the cryptocurrency mining business. Please refer to above for discussion of the reasons for the negative gross margin of the mining pool business and the data center business. There were no operations of the mining pool business, the cryptocurrency mining business or the data center business in 2020.

Note 2. Summary of Significant Accounting Policies
Mining Pool Services, page F-25

5.	As noted in our prior comment 3, we continue to evaluate your conclusions related to contract inception and contract duration as per your response to comment 3 in your March 1, 2023 letter.

The Company respectfully acknowledges the Staff’s comment.

Sub Mining Pool Services, page F-26

6.	So that we may better understand your accounting policy for sub mining pool services, please address the following:
•	Explain further the nature of these sub mining pool arrangements with third-party pool operators.
•	Clarify how these arrangements "stabilize the mining rewards" that the Group is entitled to.
•	Provide us your analysis as to how you determined you are the principal such that revenue should be recognized gross in these arrangements. Refer to ASC 606-10-55-36 to 55-40.
•	Clarify whether you are deemed the mining pool participant in the arrangement with the third party mining pool operator.
•	Describe in detail your rationale for classifying these revenues as mining pool revenues as opposed to cryptocurrency mining revenues.

Simpson Thacher & Bartlett
July 25, 2023	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully advises the Staff the following:

•	The Company entered into arrangements with two third-party mining pool operators and essentially became the mining pool participants of the third-party mining pools. Below is a summary of material rights and obligations of these arrangements with the third-party pool operators:

Mining pool participant (the Company):

i.	Can shut down account at any time.

ii.	Right to monitor the mining status by receiving real-time mining hashrates, and mining earnings.

Mining pool operators (third-party mining pools):

i.	Provide billing statement to mining pool participants on a daily basis.

ii.	Determine and distribute mining rewards to mining pool participants using the FPPS (Full Pay-Per-Share) sharing mechanism. (Refer to section below for further information on the FPPS sharing mechanism.)

iii.	Have the right to charge fees for mining pool services based on the specific fee rate published or otherwise agreed by both parties.

iv.	Have the right to make a unilateral determination to process or terminate providing services considering the results of unilateral determination.

Based on the material rights and obligations summarized above, the Company collects the computing power contributed by the Company’s individual mining pool participants in the BTC.com mining pool and delivers such computing power to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pools calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks. The Company receives the mining rewards distributed from the third-party mining pool operators in the following day of providing the computing power and would also distribute the mining rewards to each of its pool participant based on the predetermined formula on the same day. The rewards received from the third-party mining pools would not impact the rewards the Company obliged to distribute to its pool participants.

•	Based on the arrangements between the Company and the third-party mining pool operators, the mining rewards shall be determined using the FPPS sharing mechanism. Please refer to response to comment 17 in the September 6, 2022 letter for a detailed discussion of formula of FPPS. Under the FPPS sharing mechanism, the Company receives the expected block rewards and transaction verification fees as a whole from the third-party mining pool operators every day.

Simpson Thacher & Bartlett
July 25, 2023	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

Under this sharing mechanism, the Company’s rewards are primarily associated with the computing power it submits to the third-party mining pools and the Company is entitled to the rewards regardless of whether the third-party mining pool operators successfully places a block. Comparing with the primary mining pool services, in which the Company provides transaction verification service to blockchains directly and receives the actual block rewards, the reward received from sub mining pool services is an expected amount, which would not be impacted by the fluctuation in the lucky index that aforementioned in the Company’s response in comment 4. As such, the Company believes these arrangements stabilized the mining rewards it is entitled to.

•	The Company performed the principal versus agent assessment in accordance with ASC 606-10-55-36 to 55-40.

According to ASC 606-10-55-37 and 55-37A, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Company is responsible for collecting computing power from the pool participants and delivering such aggregated computing power to the third-party mining pools. The third-party mining pools are considered as “customers” in this transaction and the Company is able to control the computing power before transferring it to the third-party mining pools.

The Company further analyzed indicators that an entity controls the specified good or service before it is transferred to the customer in accordance with ASC 606-10-55-39.

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

- The Company collects all computing power from its own mining pool participants and then directs the computing power to the third-party mining pools. All computing power is contributed by the Company’s pool participants to the Company first before the Company redirects them to the third-party mining pools. The Company is also able to choose the third-party mining pools it would redirect the computing power to. The ultimate responsibility for fulfilling the promise to provide computing power to the third-party mining pool operators (the customer) is at the Company. The Company also holds the ultimate responsibility to distribute a portion of the mining rewards to its individual mining pool participants. In addition, as the arrangements with the third-party mining pool operators do not include minimum contribution clause or any similar restriction, the Company could decide whether to deliver the collected computing power to the third-party mining pools when they believe the consideration is not very favorable.

Simpson Thacher & Bartlett
July 25, 2023	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

– The Company entered into arrangements separately with its pool participants and with the third-party mining pool operators. When the Company collects computing power from its pool participants, it is obliged to distribute mining rewards to its pool participant based on a predetermined formula regardless of whether it would receive rewards from the third-party mining pools. As such, the Company is determined to bear inventory risk before the computing power is transferred to the third-party mining pools.

c.	The entity has discretion in establishing the price for the specified good or service.

- The Company entered into arrangements separately with its pool participants and with the third-party mining pool operators. The prices are also negotiated with the two parties separately. As such, the Company has discretion in negotiating the price with the third-party mining pool operators and its own pool participants. The third-party mining pool operators would not know the identity of the ultimate computing power contributor, nor would they know the consideration the Company would pay to its own pool participants.

Based on the above analysis, the Company is deemed to have the ability to direct the use of computing power and obtain substantially all of the remaining benefits. The Company determined itself the principal in sub mining pool services.

•	The Company confirms that it is deemed the mining pool participant in the arrangements with the third-party mining pool operators.

•	The Company respectfully advises the Staff that the Company classifies the sub mining pool service revenues as mining pool revenues based on the following considerations:

a.	as disclosed in Note 24 to the consolidated financial statements, segment information is presented using the management approach, which is based on the way that management organizes the segments within the Company for making operating decisions and assessing performance. The revenue from sub mining pool services is classified as part of mining pool revenue when the Company’s chief operating decision maker (CODM) reviews performance of the Company and makes decision for the Company.

b.	In addition, a same team of employees who are specialized in the mining pool business is responsible for handling the day-to-day operations of both primary mining pool services and sub mining pool services because the computing powers in the two types of services are provided by third-party vendors (i.e., individual mining pool participants of BTC.com) while the computing powers in the cryptocurrency mining segment are from the mining equipment owned by the Company. Besides that, both primary mining pool business and sub mining pool business are operated under BTC.com, which is known by the public as a mining pool brand name.

c.	Furthermore, the Company changed the form of providing mining pool services for certain types of cryptocurrencies from primary mining pool to sub mining pool in the middle of year 2022. It classifies the revenue from sub mining pool services as mining pool revenue, which would make the total mining pool revenue for the year ended December 31, 2022 more comparable to that for the year ended December 31, 2021. The Company has fully disclosed the nature of the sub mining pool service revenues and does not believe such classification would mislead the readers of the financial statements.

Simpson Thacher & Bartlett
July 25, 2023	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

Note 24. Segment Reporting, page F-61

7.	Please revise the geographic breakdown table to explain the reference to Blockchain as a geographic location similar to the information provided in your response to comment 14 in your December 30, 2022 letter.

The Company respectfully acknowledges the Staff’s comment. The Company will include the explanation of identifying blockchain as a geographic location in its future filings as follows:

“The following table presents the revenue from continuing operations by the geographical locations of the customers for the years ended December 31, 2020, 2021 and 2022, respectively. The customers for the revenues from primary mining pool services are blockchains for each type of cryptocurrencies, which are decentralized and not associated with specific locations.”

* * *

Simpson Thacher & Bartlett
July 25, 2023	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure: Annex A

cc:	Xianfeng Yang, Chief Executive Officer

Qiang Yuan, Chief Financial Officer

Bo Yu, Chairman, Chief Operating Officer

Man San Vincent Law, Executive Director

BIT Mining Limited

Danielle Bian, Partner

MaloneBailey LLP

Annex A

Comment 1

We face various legal and operational risks and regulatory uncertainties associated with having certain non revenue-generating subsidiaries, certain administrative personnel, and certain members of the board of directors located in China. ~~We cannot assure you that such influence will not be extended to companies operating in Hong Kong, such as our Hong Kong subsidiaries.~~ If the PRC government restricts or otherwise regulates our remaining operations in China, we may have to scale down or cease our ~~remaining~~ such operations ~~in China~~. We have already scaled down our operations in Hong Kong, and moved the overwhelming majority of our Ethereum-Classic mining operation to the U.S. ~~and our in Hong Kong, extends its influence and/or control in Hong Kong to and our Ethereum mining operation in Hong Kong.~~ The PRC government has significant authority to exert influence on the ability of a company located in China to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks and uncertainties associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. Such risks and uncertainties could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over our business operations in China, and may intervene with or influence our China-based operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. These regulatory risks and uncertainties could become applicable to our Hong Kong operations if regulatory authorities in Hong Kong adopt similar rules and/or regulatory actions. Any adverse action, once taken by the PRC and/or Hong Kong government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Comment 2

Cash and assets can be transferred between BIT Mining Limited, our holding company incorporated in the Cayman Islands, and our subsidiaries in ~~China and~~ other ~~regions and~~ countries through intercompany fund advances and capital contributions.

As of the date of this annual report, a substantial majority of our assets and cash are located outside of China. We are not aware of any regulatory restrictions of transferring funds between BIT Mining Limited and its subsidiaries in Hong Kong, British Virgin Islands, Canada, Malta, Cyprus, Curacao, Kazakhstan and the United States. We are subject to applicable PRC regulation of loans to or investment in subsidiaries in China.

As of the date of this annual report, BIT Mining Limited has not distributed any earnings to its subsidiaries or the former VIEs. BIT Mining Limited currently does not have any plan to distribute earnings to its subsidiaries in the foreseeable future. No transfers, dividends, or distributions have been made to date to U.S. investors.

Transfers to/from the Former VIEs

BIT Mining Limited maintained a VIE structure during 2020 and 2021, and disposed of its VIE structure by the end of 2021. In 2020 and 2021, BIT Mining Limited transferred cash to the former VIEs of approximately US$4.3 million and approximately US$1.4 million, respectively, through intercompany fund advances and long-term loan, which was interest free and without recourse. In 2020 and 2021, the Company’s wholly-owned subsidiaries in China transferred cash to the former VIEs of approximately US$2,000  and approximately US$0.4 million, respectively, through short-term loans, which were interest free and without recourse. In 2020 and 2021, the former VIEs transferred cash to the Company’s wholly-owned subsidiaries of approximately US$1.3 million and approximately US$29.3 million, respectively, pursuant to the former VIE contractual arrangements.

The aforementioned cash transfers among BIT Mining Limited, its subsidiaries and the former VIEs were for business operation purposes.

Transfers between the Holding Company and its Subsidiaries

In 2020, 2021 and 2022, BIT Mining Limited transferred cash to its subsidiaries of nil, approximately US$66.8 million and approximately US$37.0 million, respectively, through intercompany fund advances and capital contributions. ~~Furthermore, in 2021 and up to the date of this annual report, our subsidiaries in China transferred certain cryptocurrency mining assets and equipment to our overseas subsidiaries, which was a part of our business strategy to migrate our cryptocurrency mining business out of China.~~

In 2020, 2021 and 2022, BIT Mining Limited transferred assets with aggregate values of nil, US$2.2 million and US$9.2 million, respectively, to its subsidiaries. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from BIT Mining Limited to its subsidiaries did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2020, 2021 and 2022.

In 2020, 2021 and 2022, the Company’s subsidiaries transferred assets with aggregate values of nil, US$2.4 million and US$9.0 million, respectively, to BIT Mining Limited. Such assets were primarily cryptocurrency assets, through intercompany fund advances. The tax consequences of these asset transfers from the Company’s subsidiaries to BIT Mining Limited did not have a material impact on the Company’s consolidated results of operations for the years ended December 31, 2020, 2021 and 2022.

The aforementioned cash and asset transfers between BIT Mining Limited and its subsidiaries ~~and the former VIEs~~ were for business operation purposes.

Comment 3

BIT Mining Limited (Cayman)
100%
Alliance International Technologies Limited (BVI)
100%
Bee Computing (HK) Limited (Hong Kong)
100%
Fine Brand Limited (BVI)
100%
The Multi Group Ltd (Malta)
100%
Hong Kong Sunstar Technology Co.,Limited (Hong Kong)
100%
Beijing Guixinyanghang Technology Limted (PRC)
100%
Star Light Inc. (Cayman)
100%
1324492 B.C. Ltd. (Canada)
100%
500wan HK Limited (Hong Kong)
100%
BT Minig Limited (Cayman)
100%
Skill Esport Limited (Hong Kong)
100%
Summit Bend US Corporation (USA)
100%
Star Light Ohio I Corporation (USA)
100%
Star Light Ohio II Corporation (USA)
100%
Asgard Data Centers LLC (USA)
100%
E-Sun Sky Computer (Shenzhen) Co., Ltd. (PRC)
100%
E-Sun Kazakhstan Limited (Kazakhstan)
100%
Multi Warehouse Ltd. (Malta)
100%
Multi Brand Gaming Ltd. (Malta)
100%
Multilotto UK Ltd. (Malta)
100%
Lotto Warehouse Ltd. (Malta)
100%
Wasp Media Ltd. (Malta)
100%
Round Spot Services Ltd. (Cyprus)
100%
Multi Pay N.V. (Curacao)
100%
Oddson Europe Ltd. (Malta)
Equity Interest